Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 8, 2018	Julie M. Allen Partner d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:                             CVR Refining, LP

Schedule TO-T

Filed on May 29, 2018 by CVR Energy, Inc., et al.

File No. 005-87162

Dear Mr. Panos:

This letter sets forth the responses of CVR Energy, Inc. (the “Company”) to the comment letter, dated June 5, 2018 (the “Comment Letter”), of the Office of Mergers & Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Company’s Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2018. In connection with this response to the Comment Letter, the Company is filing with the SEC an Amendment No. 1 to the Schedule TO.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in bold type in the original numbered sequence. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the prospectus/offer to exchange dated May 29, 2018, that is Exhibit (a)(4) to the Schedule TO.

* * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Schedule TO

Item 4

1.              Please advise us how the bidders have complied with this item to disclose the material terms of the transaction when the offer expiration date has apparently not been disclosed.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the expiration date of the offer has not been disclosed because the offer has not commenced. The offer will commence as soon as practicable after the effective date of the Registration Statement on Form S-4 filed by the Company on May 29, 2018 (the “Registration Statement”). The Company will amend the Schedule TO and the Registration Statement to include the expiration date prior to commencement of the offer. The Company acknowledges that the offer must remain open for at least 20 business days after it begins.

Item 10

2.              Please provide us with a brief legal analysis that explains how the disclosure requirements under Item 10 have been satisfied. To the extent that the financial information required by Items 1010(a) and (b) of Regulation M-A is not printed and delivered to holders of the Common Units, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO.

The Company respectfully acknowledges the Staff’s comment and has revised the information set forth under “Item 10. Financial Statements” of the Schedule TO to include summarized financial information in accordance with Item 1010(c) of Regulation M-A pursuant to General Instruction 6 of Item 10.

3.              Information required by Items 1010(a)(1)-(3) and (b) of Regulation M-A may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is directly included as an exhibit to Schedule TO. See General Instruction F. The reference to “a copy” in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please confirm that the exhibit list to Schedule TO will expressly include the original source of any information so incorporated, and not simply the associated prospectus and/or registration statement that may similarly incorporate by reference, unless either of those two sources contains the printed financial information.

The Company respectfully acknowledges the Staff’s comment and has revised the information set forth under “Item 10. Financial Statements,” “Item 12. Exhibits” and the Exhibit Index of the Schedule TO to expressly include the original source of the financial information of CVR Energy that is incorporated by reference into the Schedule TO pursuant to General Instruction F.

Item 13

4.              We noticed CVI and affiliated entities beneficially own approximately 69.8% of CVR Refining’s outstanding Common Units and are expected to own 95% of such class assuming the maximum number of tenders is accepted. Please provide us with the legal analysis upon which the bidders ostensibly relied to conclude that the disclosure requirements under Rule 13e-3 were inapplicable. Given the disclosure regarding the absence of a requirement to pay a premium and corresponding obligation under the partnership agreement to offer to buy all remaining Common Units if any additional purchases are made once 80% of the outstanding Common Units have been acquired, please also address whether or not this tender offer constitutes the first step in a series of transactions that ultimately could produce one of the two specified going private effects. To the extent the bidders are relying upon the exception codified at Rule 13e-3(g)(2), please similarly provide us with a legal analysis briefly summarizing why the bidders believe the standards in that exception have been met.

The Company respectfully acknowledges the Staff’s comment. After careful consideration of the applicability of Rule 13e-3, including the Staff’s guidance relating to Rule 13e-3, the Company determined that the offer does not constitute a “Rule 13e-3 transaction” because the consummation of the exchange does not have a reasonable likelihood or purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii).

Specifically, the consummation of the exchange would not cause the common units of CVR Refining to become eligible for termination of registration or suspension of the obligation to report because the common units of CVR Refining are already held of record by less than the threshold amounts specified in the applicable rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The consummation of the exchange would also not cause the common units of CVR Refining to not be listed on the New York Stock Exchange. As set forth in the prospectus/offer to exchange, upon consummation of the exchange, the common units of CVR Refining will continue to be listed on the New York Stock Exchange and subject to the periodic reporting requirements of the Exchange Act.

While the terms of the partnership agreement of CVR Refining would, if the exchange was consummated in accordance with the terms and conditions of the offer, provide the general partner of CVR Refining and its affiliates a right, but not an obligation, to purchase all, but not less than all, of the common units at a price not less than their then-current market price, as calculated pursuant to the terms of the partnership agreement, the general partner and its affiliates have no current plans to exercise this call right at this time or upon the consummation of the exchange. Therefore, the Company views the offer as a discrete transaction and not the first step in a series of transactions that may occur in the future. The Company is not relying upon the exception codified at Rule 13e-3(g)(2).

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 969-3155.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:                                John R. Walter, CVR Energy, Inc.